Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

June 30, 2012

(Expressed in thousands of US dollars, unless otherwise stated)

Table of Contents

1.	Core Business and Strategy	2
2.	First Quarter of Fiscal 2013 (“Q1 2013”) Highlights	2
3.	First Quarter Fiscal 2013 Operating Performance	3
4.	First Quarter Fiscal 2013 Financial Results	12
5.	Liquidity and Capital Resources	14
6.	Financial Instruments and Related Risks	14
7.	Off-Balance Sheet Arrangements	17
8.	Transactions with Related Parties	17
9.	Critical Accounting Policies and Estimates	18
10.	Future Accounting Changes	19
11.	Other MD&A Requirements	19
12.	Outstanding Share Data	20
13.	Risks and Uncertainties	20
14.	Disclosure Controls and Procedures	21
15.	Changes in Internal Control over Financial Reporting	21
16.	Directors and Officers	21
Forward Looking Statements		21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended June 30, 2012 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2012, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”). Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited consolidated financial statements for the three months ended June 30, 2012, as well as Note 2 to the audited consolidated financial statements for the year ended March 31, 2012. This MD&A refers to various non-IFRS measures, such as cash flow from operations per share and cash and total production cost per ounce of silver. Those measures are used by the Company to manage and evaluate operating performance and its ability to generate cash. These measures are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meanings under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of July 30, 2012.

1.	Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp recently acquired the XBG and XHP silver-gold-zinc projects near the Ying Mining District in Henan Province, further consolidating the region. Silvercorp has commenced production at its second production foothold in China, the BYP gold-lead-zinc project in Hunan Province, and is currently building the GC silver-lead-zinc project in Guangdong Province as its third production base in China. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high-grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and the Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2.	First Quarter of Fiscal 2013 (“Q1 2013”) Highlights

  Silver production of 1.2 million ounces;

  Gold production of 2,653 ounces;

  Sales of $44.5 million, with an average net realized silver price of $22.97 per ounce;

  Adjusted net income of $8.1 million, or $0.05 per share;

  Cash flow from operations of $19.3 million, or $0.11 per share;

  Total production and cash costs of $2.49 and $0.16 per ounce of silver, respectively, at the Ying Mining District;

  Filed an updated NI 43-101 Technical Report for the Ying Mining District with a 28% increase in contained silver in Measured and Indicated Resources and a 36% gain in contained silver in Proven and Probable Reserves. Based on the Proven and Probable reserves, the Ying Mining District is expected to produce, on average, approximately 6 million ounces of silver per annum for the next 10 years until 2023; and

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  Payment of $4.3 million, or CAD$0.025 per share, in quarterly dividends to shareholders.

3.	First Quarter Fiscal 2013 Operating Performance

Starting this fiscal year, the Company will be reporting results from the SGX (Ying), HPG, TLP, and LM mines on a consolidated basis as the “Ying Mining District”. Results from the XBG and XHP projects will be consolidated as the “X mines”.

a)	Mine Production

In Q1 2013, the Company mined 210,960 tonnes of ore, an 18% increase compared to 179,119 tonnes in the three months ended June 30, 2011 (“Q1 2012”). The increased mine production was achieved through increases in production from the Ying Mining District of 10,812 tonnes and the BYP mine of 18,647 tonnes compared to Q1 2012 as well as development tunnelling ore from the X mines of 2,382 tonnes.

b)	Milling

In Q1 2013, the Company milled 216,665 tonnes of ore, an 18% increase compared to 182,890 tonnes in Q1 2012. The increase is attributed to the additional mine production from the Ying Mining District and the BYP mine. The Company has a total milling capacity of 3,200 tonne per day (“t/d”) or approximately 1 million tonnes per year at the Ying Mining District and additional milling capacities of 500 t/d and 1,350 t/d at the BYP mine and X mines, respectively.

c)	Mining Cost

In Q1 2013, the consolidated total mining cost and the cash mining cost were $65.55 and $50.43 per tonne compared to $60.02 and $48.66 per tonne, respectively, in Q1 2012.

The increase in cash mining cost per tonne was mainly due to (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors, and (ii) the impact of US dollar depreciation versus the Chinese RMB. The increase of non-cash mining costs was a result of higher dollar value of assets base being subject to depletion.

The major components of cash mining cost in Q1 2013 consisted of: 39% for mining contractor costs (Q1 2012 – 40%); 16% for materials and supplies (Q1 2012 – 18%); 20% for labour costs (Q1 2012 –14%); 5% for utility costs (Q1 2012 – 6%) and 20% for other miscellaneous costs (Q1 2012 – 22%).

d)	Milling Cost

In Q1 2013, the consolidated total milling cost and cash milling cost were $16.35 and $14.41 per tonne compared to $13.94 and $12.42 per tonne, respectively, in Q1 2012. The increase in total milling cost and the cash milling cost were mainly due to higher labour cost, higher utility cost, and the depreciation of the US dollar versus the Chinese RMB.

The major components of cash milling costs in Q1 2013 consisted of: 26% for raw materials (Q1 2012 –27%); 32% for utilities (Q1 2012 – 31%); 13% for mineral resources tax (Q1 2012 – 16%); 22% for labour costs (Q1 2012 – 18%) and 7% for milling related administrative and miscellaneous costs (Q1 2012 – 8%).

e)	Metal Production

In Q1 2013, the Company, in total, produced 1.2 million ounces of silver, 2,653 ounces of gold, 13.7 million pounds of lead and 3.0 million pounds of zinc, compared to 1.6 million ounces of silver, 1,390 ounces of gold, 20.6 million pounds of lead and 4.1 million pounds of zinc, respectively, in Q1 2012. The overall decreases in metal production were mainly due to lower head grades of ore mined at the Ying Mining District. The increase in gold production is attributed to the BYP mine being in commercial production, compared to Q1 2012, when production was from development tunnelling ore.

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

f)	Cash and Total Cost per Ounce of Silver (Gold from the BYP mine)

Silvercorp continues to maintain its position as one of the lowest production cost producers of primary silver among its industry peers.

In Q1 2013, the consolidated total production cost and cash cost per ounce of silver were $2.47 and $0.14 compared to negative $4.63 and negative $6.12, respectively, in Q1 2012. The increase was a result of higher production costs, noted above, and a decrease in by-product metal credits.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three months ended June 30, 2012 and 2011, respectively:

Three months ended June 30, 2012
	YING District	X Mines	Total
Cost of sales	$17,034	$156	$17,190
By-product lead, zinc, and gold sales	(13,984)	(183)	(14,167)
Total adjusted cost of sales	3,050	(27)	3,023
Divided by thousands of silver ounces sold	1,223	1	1,224
Total production cost per ounce of silver	$2.49	$(27.00)	$2.47

Total adjusted cost of sales	$3,050	$(27)	$3,023
Amortization and depletion	(2,854)	-	(2,854)
Total adjusted cash cost	196	(27)	169
Divided by thousands of silver ounces sold	1,223	1	1,224
Total cash cost per ounce of silver	$0.16	$(27.00)	$0.14

Three months ended June 30, 2011
	YING District	X Mines	Total
Cost of sales	$13,895	$-	$13,895
By-product lead, zinc, and gold sales	(21,274)	-	(21,274)
Total adjusted cost of sales	(7,379)	-	(7,379)
Divided by thousands of silver ounces sold	1,592	-	1,592
Total production cost per ounce of silver	$(4.63)	$-	$(4.63)

Total adjusted cost of sales	$(7,379)	$-	$(7,379)
Amortization and depletion	(2,374)	-	(2,374)
Total adjusted cash cost	(9,753)	-	(9,753)
Divided by thousands of silver ounces sold	1,592	-	1,592
Total cash cost per ounce of silver	$(6.12)	$-	$(6.12)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following tables provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from the BYP mine for the three ended June 30, 2012 and 2011, respectively:

BYP
Three months ended June 30, 2012
Cost of sales	$1,804
By-product lead and zinc sales	-
Total adjusted cost of sales	1,804
Divided by thousands of gold ounces sold	1.7
Total production cost per ounce of gold	$1,046

Total adjusted cost of sales	$1,804
Amortization and depletion	(810)
Total adjusted cash cost	994
Divided by thousands of gold ounces sold	1.7
Total cash cost per ounce of gold	$577

BYP
Three months ended June 30, 2011
Cost of sales	$163
By-product lead and zinc sales	-
Total adjusted cost of s ales	163
Divided by thousands of gold ounces sold	0.6
Total production cost per ounce of gold	$277

Total adjusted cost of sales	$163
Amortiza tion and depletion	(3)
Total adjusted cash cost	160
Divided by thousands of gold ounces sold	0.6
Total cash cost per ounce of gold	$271

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

g)	Operation Review

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2012:

Q1 2013	Three months ended June 30, 2012
	Henan Luoning	Henan Songxian		Hunan
	YING District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Stockpiled Ore (tonne)	178,768	2,382	*	27,560	208,710
	181,018	2,382		27,560	210,960
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,250	-		-	2,250
Ore Milled (tonne)	184,205	3,611		26,599	214,415
	186,455	3,611		26,599	216,665
Mining cost per tonne of ore mined ($)	69.02	8.70	*	47.74	65.55
Cash mining cost per tonne of ore mined ($)	55.47	8.70	*	20.98	50.43
Non cash mining cost per tonne of ore mined ($)	13.55	-	*	26.76	15.12

Unit shipping costs($)	3.85	8.58		-	3.40

Milling cost per tonne of ore milled ($)	16.05	44.71		14.63	16.35
Cash milling cost per tonne of ore milled ($)	14.17	33.24		13.57	14.41
Non cash milling cost per tonne of ore milled ($)	1.88	11.47		1.06	1.94

Average Production Cost
Silver ($ per ounce)	9.30	17.60	*		9.80
Gold ($ per ounce)	452	1,227	*	1,046	536
Lead ($ per pound)	0.33	0.55	*		0.35
Zinc ($ per pound)	0.26	-	*		0.27

Total production cost per ounce of Silver ($)	2.49	(27.00)	*		2.47
Total cash cost per ounce of Silver ($)	0.16	(27.00)	*		0.14

Total production cost per ounce of Gold ($)				1,046	1,046
Total cash cost per ounce of Gold ($)				577	577

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	49.7			90.9
Gold (%)				90.1	90.1
Lead (%)	94.0	49.7			93.2
Zinc (%)	63.0	41.9			62.6

Head Grades of Run of Mine Ore
Silver (gram/tonne)	227	26			225
Gold (gram/tonne)				2.2	2.2
Lead (%)	3.6	1.3			3.6
Zinc (%)	1.1	1.3			1.1

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,223	1		-	1,224
Gold (in thousands of ounces)	0.8	0.1		1.7	2.6
Lead (in thousands of pounds)	13,713	31		-	13,744
Zinc (in thousands of pounds)	2,974	-		-	2,974

Metal Sales
Silver (in thousands of $)	28,109	20		-	28,129
Gold (in thousands of $)	925	161		2,253	3,339
Lead (in thousands of $)	11,161	22		-	11,183
Zinc (in thousands of $)	1,898	-		-	1,898
	42,093	203		2,253	44,549
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	22.97	22.98			22.97
Gold ($ per ounce)	1,116	1,602		1,307	1,258
Lead ($ per pound)	0.81	0.72			0.81
Zinc ($ per pound)	0.64	-			0.64

1 YING District includes all mines in the Ying Mining District: Ying, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents production results from development tunnelling ore at XHP Project, only mining contractor costs were incurred.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes consolidated and each mining district’s operational information for the three months ended June 30, 2011:

Q1 2012		Three months ended June 30, 2011
	Henan Luoning	Henan Songxian	Hunan
	YING District[1]	X Mines[2]	BYP		Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,108	-	-		3,108
Stockpiled Ore (tonne)	167,098	-	8,913	*	176,011
	170,206	-	8,913		179,119
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,108	-	-		3,108
Ore Milled (tonne)	171,818	-	7,964		179,782
	174,926	-	7,964		182,890
Mining cost per tonne of ore mined ($)	60.02	-	-	*	60.02
Cash mining cost per tonne of ore mined ($)	48.66	-	-	*	48.66
Non cash mining cost per tonne of ore mined ($)	11.36	-	-	*	11.36

Unit shipping costs($)	3.81	-	-		3.81

Milling cost per tonne of ore milled ($)	13.61	-	21.32		13.94
Cash milling cost per tonne of ore milled ($)	12.05	-	20.54		12.42
Non cash milling cost per tonne of ore milled ($)	1.56	-	0.78		1.52

Average Production Cost
Silver ($ per ounce)	6.05	-	-		6.05
Gold ($ per ounce)	212	-	277	*	222
Lead ($ per pound)	0.18	-	-		0.18
Zinc ($ per pound)	0.12	-	-		0.12

Total production cost per ounce of Silver ($)	(4.63)	-			(4.63)
Total cash cost per ounce of Silver ($)	(6.12)	-			(6.12)

Total production cost per ounce of Gold ($)			277	*	277
Total cash cost per ounce of Gold ($)			271	*	271

Total Recovery of the Run of Mine Ore
Silver (%)	92.2	-	-		92.2
Gold (%)		-	90.5		90.5
Lead (%)	95.7	-	-		95.7
Zinc ( %)	68.4	-	-		68.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	303	-	-		303
Gold (gram/tonne)		-	2.5		2.5
Lead (%)	5.5	-	-		5.5
Zinc (%)	1.5	-	-		1.5

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,592	-	-		1,592
Gold (in thousands of ounces)	0.8	-	0.6		1.4
Lead (in thousands of pounds)	20,621	-	-		20,621
Zinc (in thousands of pounds)	4,102	-	-		4,102

Metal Sales
Silver (in thousands of $)	47,756	-	-		47,756
Gold (in thousands of $)	842	-	689		1,531
Lead (in thousands of $)	17,936	-	-		17,936
Zinc (in thousands of $)	2,496	-	-		2,496
	69,030	-	689		69,719
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	29.99	-	-		29.99
Gold ($ per ounce)	1,052	-	1,168		1,102
Lead ($ per pound)	0.87	-	-		0.87
Zinc ($ per pound)	0.61	-	-		0.61

1 YING District includes all mines in the Ying Mining District: Ying, TLP, HPG&LM. 2 X Mines includes the XBG project and XHP project.
* Represents production results from development tunnelling ore at BYP mine, thus, mining cost is $nil.

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(i)	Ying Mining District

The Ying Mining District is located in Luoning County, Henan Province, China and consists of four mines: SGX (Ying), HPG, TLP and LM. The Ying Mining District is the Company’s primary production base in China.

In Q1 2013, the total ore mined at the Ying Mining District was 181,018 tonnes, of which 2,250 tonnes were direct smelting ore, an increase of 6% compared to total ore production of 170,206 tonnes in Q1 2012.

In Q1 2013, head grades at the Ying Mining District were 227 g/t for silver, 3.6% for lead, and 1.1% for zinc, compared to 303 g/t for silver, 5.5% for lead and 1.5% for zinc, respectively, in Q1 2012. In Q1 2013, the Ying Mining District produced 1.2 million ounces of silver, 800 ounces of gold, 13.7 million pounds of lead and 3.0 million pounds of zinc, compared to metal production in Q1 2012 of 1.6 million ounces of silver, 800 ounces of gold, 20.6 million pounds of lead and 4.1 million pounds of zinc.

The lower grades and the decrease in metal production were due to the following:

  a five day interruption in production (as reported by news release on May 28, 2012) because of power interruptions which were necessary to facilitate nearby highway construction; and

  the “Short and Distort” attack last fall has caused Managements’ time being inadvertently, but necessarily diverted to deal with the crisis, which caused delays implementing certain development plans at the SGX mine, resulting in a gap in the mining schedule of blending ore from different zones with different grades. This lower grade situation will be improved in the third quarter of Fiscal 2013 to match the mining schedule in the newly released NI 43-101 Technical Report.

In Q1 2013, total and cash mining costs per tonne were $69.02 and $55.47 respectively compared to $60.02 and $48.66 respectively in Q1 2012. The increase in cash mining costs was due to the following: (i) an increase in labour costs for both the Company’s employees as well as those of its mining contractors of approximately $5.40 per tonne, and (ii) the impact of US dollar depreciation versus the Chinese RMB of approximately $1.40 per tonne. Compared to the fourth quarter of Fiscal 2012, total and cash mining costs decreased by 6% and 4%, respectively.

In Q1 2013, total ore milled was 186,455 tonnes, an increase of 7% compared to 174,926 tonnes in Q1 2012. Cash milling costs per tonne increased to $14.17 from $12.05 in Q1 2012, due to higher labour cost, higher utility cost and the depreciation of the US dollar against the Chinese RMB.

Including by-product credits, in Q1 2013, total cost and cash cost per ounce of silver were $2.49 and $0.16 compared to negative $4.63 and negative $6.12, respectively, in Q1 2012. The increase was a result of higher production costs and a decrease in by-product metal credits.

Updated NI 43-101 Technical Report

In June 2012, Silvercorp released an updated NI 43-101 Technical Report for the Ying Mining District, and reported a 28% increase in contained silver Measured and Indicated resources to 96 million ounces, and a 36% gain in Proven and Probable mineral reserves to 79 million ounces of silver. Based on the Proven and Probable reserves, the Ying Mining District is expected to produce, on average, approximately 6 million ounces of silver per annum for the next 10 years until 2023.

New Tailings Pond for #2 Mill in the Ying Mining District

In Q1 2013, the new tailings pond for the #2 mill in the Ying Mining District became operational. The new tailings pond has a capacity of 4.05 million m3, enough to support production of 3,200 tonnes per day (“t/d”) for the next 20 years.

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

SGX (Ying) Mine Exploration and Development

As of Q1 2013, the Company had completed a total of 1,070 metres (“m”) of the development work of a 5,200m ramp at the SGX mine, making construction of the ramp now 21% complete. This ramp, with dimensions of 4.2m by 3.8m, collared at approximately 580m in elevation, is designed to follow the main S7-1 vein from the 450m elevation to the 150m elevation and then bottom at the zero metre elevation, where it will be connected to three existing vertical blind shafts. The ramp is expected to improve production capacity at the SGX mine starting the first quarter of Fiscal 2014.

The Company also completed the development of over 11,300m of horizontal tunnels, 150m of vertical shafts and conducted 15,000m of underground drilling at the SGX mine in Q1 2013.

LM Mine and LM Mine West Exploration and Development

In Q1 2013, Shaft 900 at the LM mine, a shaft measuring 3.5m in diameter was operational, with tunnel development also having commenced at five mining levels.

At LM Mine West (“LM West”), the construction of Shaft 969, a shaft measuring 3.5m in diameter, was completed during the quarter to the originally planned depth of 369m. Due to encouraging drill results encountered at depth, the Company decided to extend the depth of Shaft 969 a further 100m. This additional work is expected to be complete before the end of Fiscal 2013.

In addition, the construction of a 4,800m access ramp with a diameter of 4.2m by 3.8m at LM West continued during the quarter. This ramp is collared at the 980m elevation and will be developed to 550m in elevation with a vertical depth of 430m. As of June 30, 2012, the Company has completed 600m of the ramp.

Once Shaft 969, the access ramp and all the mining levels are completed down to the 500m elevation at LM West in 2014, the combined production capacity of the two mines is expected to yield 300,000 tonnes of ore per year. To support the expected growth in operations at the LM Mine and LM West, the Company has commenced the construction of a 3,000 m2 facility which will include offices and a dormitory.

During the quarter, the Company also developed over 4,500m of a decline and horizontal tunnels and completed 12,500m of underground drilling at the LM Mine and LM West.

TLP Mine Exploration and Development

In Q1 2013 the Company continued to ramp up production at the TLP mine while developing over 5,100m of horizontal tunnels for mining and underground drilling purpose. The Company also completed 6,900m of underground drilling during the quarter.

HPG Mine Exploration and Development

During the quarter the Company developed over 2,600m of a decline and horizontal tunnels to continue ramping up ore production at the HPG mine. The Company also completed 2,800m of underground drilling.

In Q1 2013, total exploration and development expenditures at the Ying Mining District were approximately $9.6 million compared to $5.4 million in Q1 2012.

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii)	GC Project

The GC Project is located in Guangdong Province, China.

The Company continued to make good progress with the development of the GC project. As of June 30, 2012, 224m of the construction of the 618m main shaft were complete. The shaft is expected to reach its designed elevation of -370m in the first quarter of Fiscal 2015.

The main access ramp is now 50% complete with a cumulative total of 1,110m of the 2,210m ramp having been developed as at the end of the quarter. The main access ramp is collared at 175m elevation and will be developed to -50m elevation, with a vertical depth of 225m. In addition to the main access ramp, the Company has also been developing a 4,600m exploration ramp. The exploration ramp will provide access to all existing veins within a horizontal distance of 300m. As of June 30, 2012, 568m of the exploration ramp was completed.

The construction of a 1,600 t/d floatation mill, capable of producing silver, lead, zinc, pyrite, and tin concentrates continues to be on schedule and on budget, with completion expected in the second quarter of Fiscal 2013. As at the end of this quarter, the construction of a lab, administrative offices and dormitory facilities were substantially complete.

Although the Company is making good progress with its development activities at the GC project, work is currently constrained by the existing power supply capacity. To resolve the power constraint issue, and following receipt of a construction permit, the construction of a new 7 kilometre long, 110KV power line and a substation began in late July. The power line and substation are expected to become operational in November 2012.

In Q1 2013, the Company successfully completed a health and safety review of its engineering designs for mine construction at the GC project as required by the Guangdong Provincial Safety Production Bureau (the “GPSPB”). However, subsequent to the completion of this review, the GPSPB introduced a new regulation which requires a separate health and safety review of engineering designs for tailings storage facilities. Accordingly, the construction of the dry stacking tailings storage facility has been suspended until this review is completed. The Company expects to have the review completed by the end of the second quarter of Fiscal 2013 and construction of the tailings storage facility completed by the end of the third quarter of Fiscal 2013.

In Q1 2013, the Company completed 4,800m of diamond drilling using four underground drill rigs currently on site at the GC project. During the quarter, exploration, mine development, mill and facility construction expenditures at the GC project were approximately $9.5 million, with development expenditure of the project now totaling $33 million as of the end this quarter.

(iii)	BYP Mine

The BYP mine is located in Hunan Province, China. The BYP mine commenced production in the previous fiscal year and is the Company’s second production base in China.

In Q1 2013, the total ore mined was 27,560 tonnes, at gold head grade of 2.2 g/t, yielding 1,724 ounces of gold. Cash cost per ounce of gold was $577 in Q1 2013. In Q1 2012, the production from BYP mine was from processing development tunnelling ore.

As of Q1 2013, the Company had completed 250m of a 265m deep shaft which is currently scheduled for completion in December 2012. The new shaft will facilitate the mining of the #3 gold mineralization body and the #5 zinc and lead ore body. The construction of a 1,500 t/d tailing-backfill facility is also well underway and is expected to be completed in January 2013.

In Q1 2013, exploration and development expenditures at the BYP mine were approximately $1.3 million compared to $0.9 million in Q1 2012.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iv)	X Mines

The X Mines are located in Songxian County, Henan Province, China and consists of two mining projects: the XBG project and XHP project. The X Mines are located 120 kilometres from the Ying Mining District. The Company acquired the XBG project in August 2011 and the XHP project in December 2011.

During the quarter, 554m of tunneling and 3,800m of diamond drilling were completed at the XBG project, and 1,621m of tunneling and 5,400m of diamond drilling were completed at the XHP project.

In addition, an upgrade to the existing mill at the XHP project which added new floatation cells and zinc floatation circuits to the existing cells and circuits was completed. As a result, mill throughput has been increased to 1,000 t/d from 400 t/d and allows for the production of both gold-silver-lead and zinc concentrates. Commercial production of the expanded portion of the mill will commence once the Company has been granted an environmental permit.

For the next two quarters, the X mines will focus on mine development with limited development ore production. In the meantime, the mill will process the existing 60,000 tonnes of silver-lead-zinc stockpile ore to generate cash flows to support further exploration and mine development. The X mines are expected to start producing once the 60,000 tonnes of stockpile ore are processed in the next six months. In Q1 2013, exploration and development expenditures at the X mines were approximately $1.7 million.

(v)	Silvertip Project

The Silvertip Project is located in British Columbia, Canada. In Q1 2013, the Company released an update the Silvertip NI 43-101 technical report, with indicated resources of 25 million ounces of silver.

The Company is nearing completion of a Small Mine Permit application, which will be submitted to the British Columbia Ministry of Energy and Mines. A Small Mine Permit will allow a 75,000 tonnes per year mining operation.

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	First Quarter Fiscal 2013 Financial Results

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sept 30, 2011
Sales	$44,549	$44,312	$61,876	$62,055
Gross profit	25,555	29,983	43,550	47,620
Expenses and foreign exchange	(7,841)	(9,458)	(8,534)	(8,420)
Other items	(229)	1,188	3,641	488
Net income, attributable to the shareholders of the Company	6,114	9,700	20,025	18,471
Basic earnings per share	0.04	0.06	0.12	0.11
Diluted earnings per share	0.04	0.06	0.12	0.11
Cash dividend declared	4,224	4,271	4,194	3,500
Cash dividend declared per share (CAD)	0.025	0.025	0.025	0.02

	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010
Sales	$69,719	$42,422	$51,838	$36,338
Gross profit	55,660	32,250	40,059	26,596
Expenses and foreign exchange	(8,399)	(8,725)	(5,591)	(5,560)
Other items	443	392	7,118	1,836
Net income, attributable to the shareholders of the Company	25,642	12,019	29,081	12,434
Basic earnings per share	0.15	0.07	0.17	0.08
Diluted earnings per share	0.15	0.07	0.17	0.08
Cash dividend declared	3,619	3,600	3,511	3,207
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

Financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share are heavily influenced by changes in commodity prices, particularly, the silver price.

Net income attributable to the shareholders of the Company in Q1 2013 was $6.1 million, or $0.04 per share.

Adjusted net income was $8.1 million, or $0.05 per share, after excluding withholding tax accrual of $2.0 million for anticipated dividends from the Company’s Chinese subsidiary. Compared to net income of $25.6 million, or $0.15 per share, in Q1 2012, the decrease was primarily due to lower sales, higher production costs and higher general and administrative expenses.

Sales in Q1 2013 were $44.5 million compared to $69.7 million in Q1 2012. The decrease was due to a lower realized silver price and lower metal production. During the quarter, the Company sold 1.2 million ounces of silver, 0.4 million ounces of silver less than in Q1 2012. The realized selling price for silver was $22.97 per ounce in Q1 2013, a decrease of 23% from $29.99 per ounce in Q1 2012.

The realized selling price is calculated using Shanghai Metal Exchange (“SME”) prices, less smelter charges, recovery and a value added tax (“VAT”) at a rate of 17% (note that VAT is not applied to gold sales). The following table is a reconciliation of the Company’s realized selling prices in Q1 2013 including a comparison with London Metal Exchange (“LME”) prices:

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

For Q1 2013	Silver (in US$/ounce)		Gold (in US$/ounce)		Lead (in US$/pound)		Zinc (in US$/pound)
	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012
Realized selling prices	$22.97	$29.99	$1,258	$1,102	$0.81	$0.87	$0.64	$0.61
Add back: Value added taxes	3.90	5.10	-	-	0.14	0.15	0.11	0.10
Add back: Smelter charges and recovery	3.33	4.53	356	409	0.15	0.13	0.32	0.49
Shanghai metal prices	$30.20	$39.62	$1,614	$1,511	$1.10	$1.15	$1.07	$1.20
LME	$29.44	$38.54	$1,609	$1,508	$0.90	$1.16	$0.87	$1.02

Cost of sales in Q1 2013 was $19.0 million, an increase of 35%, compared to $14.1 million in Q1 2012. The cost of sales included cash costs of $15.3 million compared to $11.7 million in Q1 2012. The increase in cost of sales was due to more ore being mined and processed along with higher production costs per tonne. In Q1 2013, ore production increased by 18% to 216,665 tonnes, while overall production costs increased by 10% to $85 per tonne.

Gross profit margin in Q1 2013 was 57% compared to 80% in Q1 2012.

General and administrative expenses in Q1 2013 were $6.8 million compared to $4.9 million in Q1 2012. The increase is mainly due to the Company now having three projects under development compared to two projects last year. During Q1 2013, an additional $0.4 million of general and administrative expenses were incurred related to ongoing legal costs related to the litigation against the short sellers. Significant items included in general and administrative expenses in Q1 2013 are as follows:

(a)	Office and administrative expenses of $3.4 million (Q1 2012 - $2.3 million);
(b)	Salaries and benefits of $2.1 million (Q1 2012 - $1.8 million);
(c)	Stock based compensation expense of $736 (Q1 2012 - $778);
(d)	Professional fees of $637 (Q1 2012 - $53).

General exploration and property investigation expenses in Q1 2013 were $966 (Q1 2012 - $1.8 million). The decrease was due to less expense incurred proportionally to the sales.

Foreign exchange gain or loss in Q1 2013 was a gain of $777 (Q1 2012 - $524 loss). The foreign exchange gain was mainly driven by the strengthening of the US dollar and Chinese RMB in this quarter, currencies in which the Company holds bank deposits.

Loss on disposal of plant and equipment in Q1 2013 was $20 (Q1 2012 - $82), which was mainly due to the disposal of obsolete equipment.

Share of loss in an associate in Q1 2013 was $7 (Q1 2012 - $24) represents the Company’s equity pickup in New Pacific Metals Corp. (“NUX”). The Company recorded on the statement of income its proportionate share of NUX’s net gain or loss, as the Company is able to exercise significant influence over the financial and operating policies of NUX.

Loss on investments in Q1 2013 was $1.3 million (Q1 2012 - $1.2 million). The Company has been acquiring, on open market or by participating in private placements, equity interests in other publicly-traded mining companies. These equity interests, including common shares and warrants are for long-term investment purpose. Due to their nature, warrants meet the definition of derivatives and are accounted for as “Fair value through profit and loss” (“FVTPL”). The fair value of warrants was determined using the Black-Scholes pricing model as at the acquisition date as well as at each period end. Gain or loss in such securities, arising from changes in the fair value of the warrants, is included in net income for the period in which they arise.

Finance income in Q1 2013 was $991 (Q1 2012 - $670). The increase was a result of investments in higher yield short-term investments during the current period.

Finance costs in Q1 2013 were $22 (Q1 2012 - $23). As the Company does not hold any interest bearing debt, the finance cost in the current period relates to the accretion of environmental rehabilitation.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Income tax expense in Q1 2013 was $7.9 million (Q1 2012 - $12.6 million). The income tax expenses recorded in Q1 2013 included current income tax expense of $4.9 million (Q1 2012 – $11.5 million) and deferred income tax expense of $3.0 million (Q1 2012 – $1.1 million). Of the deferred income tax expense of this quarter, $2.0 million relates to withholding tax accrual for anticipated future dividend repatriation from the Company’s Chinese subsidiary. The decrease in current income tax expense was mainly due to lower taxable income in the current period.

5.	Liquidity and Capital Resources

Cash and cash equivalents and short term investments as at June 30, 2012 was $142.3 million.

Working capital as at June 30, 2012 was $127.5 million.

Cash flows provided by operating activities were $19.3 million or $0.11 per share, in Q1 2013 compared to $33.9 million or $0.19 per share in Q1 2012. The decrease in cash flow from operations resulted from lower operating earnings as a result of lower metal production and lower metal prices.

Cash flows used in investing activities were $37.3 million in Q1 2013, comprising mainly cash used in capital expenditures of $20.5 million, net purchases of short term investments and other investments of $15.3 million. In Q1 2012, cash flows used in investing activities were $17.6 million comprising mainly cash used in capital expenditures of $10.5 million and net purchases of short term investments and other investments of $6.0 million.

Cash flows used in financing activities were $4.2 million in Q1 2013, comprising mainly cash dividends paid $4.3 million. In Q1 2012, cash flow provided by financing activities were $0.7 million, comprising mainly cash dividends paid of $3.6 million and repayments to related parties of $1.2 million, offset by contributions from non-controlling interest holders of $4.6 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

	Total	Less than 1 year	1-5 years	After 5 years
Operating leases	$5,772	$403	$2,716	$2,653
Commitments	$9,115	$2,697	$-	$6,418

As of June 30, 2012, the Company has two office rental agreements totaling $5,772 for the next eleven years and commitments of $9,115 related to the GC property.

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6.	Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

In November 2009, the IASB introduced IFRS 9, Financial Instruments (“IFRS 9”), which is part of a project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the current multiple classification and measurement model for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Classification depends on the Company’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial instruments. Adoption of IFRS 9 is required for annual periods beginning on or after January 1, 2015, with early adoption permitted. The Company has elected to early adopt IFRS 9 and the related consequential amendments effective April 1, 2012.

(a)	Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of June 30, 2012 and March 31, 2012, the Company did not have financial liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$83,655	$-	$-	$83,655
Short term investments	58,675	-	-	58,675
Common shares of publicly traded companies	7,910	-	-	7,910
Yongning Smelting Co. Ltd.	-	-	9,444	9,444
Jinduicheng Xise (Canada) Co. Ltd.	-	-	21,617	21,617
Warrants	-	-	972	972

Fair value of the other financial instruments excluding from the table above approximates to their carrying amount as of June 30, 2012 and March 31, 2012, respectively.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	June 30, 2012	March 31, 2012
	Within a year
Accounts payable and accrued liabilities	$25,352	$23,590
Dividends payable	4,188	4,271
	$29,540	$27,861

(c)	Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2012	March 31, 2012
Financial assets denominated in U.S. Dollars	$21,541	$18,510
Financial assets denominated in Chinese RMB	$60,419	$33,542

As at June 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.6 million.

As at June 30, 2012, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.2 million.

(d)	Interest rate risk

Interest risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interest at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2012.

(e)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has trade receivables from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of trade receivables are no more than 180 days, and, as a result, the credit risk associated with trade receivables from customers as at June 30, 2012 is considered to be immaterial.

(f)	Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2012, a 10% increase (decrease) in the market price of the securities held, ignoring

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

any foreign currency effects would have resulted in an increase (decrease) to comprehensive income of approximately $0.9 million.

7.	Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8.	Transactions with Related Parties

Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due from related parties	June 30, 2012	March 31, 2012
NUX (a)	$36	$95
Henan Non-ferrous Geology Bureau (b)	17	17
Z.X. Zhu (e)	562	567
	$615	$679

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2012, the Company recovered $126 (for the three months ended June 30, 2011 - $77) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)	Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found.

(c)

During the three months ended June 30, 2012, the Company paid $93 (for the three months ended June 30, 2011 - $97) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in (g).

(d)

During the three months ended June 30, 2012, the Company paid $148 (for the three months ended June 30, 2011 - $43) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services. These amounts were included in salaries for key management personnel in (g).

(e)	Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang.

(f)

The Company rents an office space (6,700 square feet) in Beijing from a relative of a director and officer of the Company for $12 (RMB 74,712) per month. During the three months ended June 30, 2012, total rents were $36 (for the three months ended June 30, 2011 - $36).

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(g)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months ended June 30, 2012 and 2011 were as follows:

	Three months ended June 30,
	2012	2011
Directors' fees	$59	$46
Salaries for key management personnel	410	365
Stock-based compensation	561	1,175
	$1,030	$1,586

Salaries of key management personnel include consulting and management fees disclosed in (c) & (d) above. Stock-based compensation expenses were measured at grant date fair value.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

9.	Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the unaudited consolidated financial statements as of and ended June 30, 2012, as well as the audited consolidated financial statements as of and ended March 31, 2012.

(i) Ore reserve and mineral resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgements made in estimating the size and grade of the ore body.

The Company estimates ore reserves in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous assumptions including:

  Future production estimates – which include proved and probable reserves, resource estimates and committed expansions;

  Expected future commodity prices, based on current market price, forward prices and the Company’s assessment of the long-term average price; and

  Future cash costs of production, capital expenditure and rehabilitation obligations.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of reserves may change. Such changes may impact the Company’s reported financial position and results which include:

  The carrying value of mineral rights and properties and plant and equipment may be affected due to changes in estimated future cash flows;

  Depreciation and depletion charges in net income may change where such charges are determined using the units of production method, or where the useful life of the related assets change; and

  The recognition and carrying value of deferred income tax assets may change due to changes in the judgements regarding the existence of such assets and in estimates of the likely recovery of such assets.

(ii) Impairment of assets
Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and operating performance (which includes production and sales volumes). These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. Fair value for mineral assets is generally determined as the present value of estimated future cash flows arising from the continued

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

use of the asset, which includes estimates such as the cost of future expansion plans and eventual disposal, using assumptions that an independent market participant may take into account. Cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

10.	Future Accounting Changes

IAS 1 – Presentation of Financial Statements amendment issued by the IASB in June 2011 provides improved consistency and clarity of the presentation of items of other comprehensive income. The main change was a requirement to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This amendment is effective for annual periods beginning on or after July 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on the consolidated financial statements.

IFRS 10 – Consolidated Financial Statements supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. IFRS 10 establishes the principle and application of control as the basis for an investor to identify whether an investor controls an investee and thereby requiring consolidation. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 – Disclosure of Interests in Other Entities requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 10 and IFRS 12 to have a significant impact on the consolidated financial statements.

IFRS 11 – Joint Arrangements establishes the principle a joint arrangement are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangement, rather than its legal form. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IAS 28 – Investments in Associates and Joint Ventures prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method for investments in associates and joint ventures. This standard is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

The Company does not anticipate the application of IFRS 11 and IAS 28 to have a significant impact on the consolidated financial statements.

11.	Other MD&A Requirements

Additional information relating to the Company:

(a)	may be found on SEDAR at www.sedar.com;
(b)	may be found at the Company’s web-site www.silvercorpmetals.com;
(c)	may be found in the Company’s Annual Information Form; and,
(d)	is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2012.

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

12.	Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a)	Share Capital

Authorized - unlimited number of common shares without par value

Issued and outstanding – 170,717,808 common shares with a recorded value of $232.8 million

Shares subject to escrow or pooling agreements - $nil.

(b)	Options

As at the date of this report, the outstanding options comprise the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
15,000	6.95	October 1, 2012
13,700	9.05	January 16, 2013
25,000	7.54	May 13, 2013
202,500	5.99	July 1, 2013
60,000	3.05	October 1, 2013
580,251	2.65	April 19, 2014
385,500	7.00	January 5, 2015
193,250	7.40	April 20, 2015
368,437	8.23	October 3, 2015
224,781	12.16	January 4, 2016
210,500	14.96	April 7, 2016
282,000	9.20	June 4, 2016
323,000	7.27	November 24, 2016
483,000	6.69	March 5, 2017
311,000	6.53	June 17, 2017
3,677,919

(c)	Warrants

As at the date of this report, the outstanding warrants comprise the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

13.	Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limit to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; and Management’s Discussion and Analysis for the year ended March 31, 2012. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Silvercorp’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

14.	Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2012, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

15.	Changes in Internal Control over Financial Reporting

There was no change in the Company’s internal control over financial reporting that occurred during the quarter that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

16.	Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers
Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO
Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO
Yikang Liu, Director	Maria Tang, Chief Financial Officer
Earl Drake, Director	Lorne Waldman, Corporate Secretary
Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations
David Kong, Director
Robert Gayton, Director

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is a Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this MD&A.

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2012
(Expressed in thousands of U.S. dollars, unless otherwise stated)

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 22